Speranza Therapeutics, Inc.



ANNUAL REPORT

433 Plaza Real Suite 275

Boca Raton, FL 33432

0

www.speranzatherapeutics.com

This Annual Report is dated May 2, 2022.

BUSINESS

Founded in 2019, Speranza Therapeutics, Inc. ("Speranza" or the "Company") is a medical technology and pharmaceutical company dedicated to providing better patient outcomes while decreasing the cost of care through its product portfolio. The Company distributes and clinically supports innovative drugs and medical devices that required FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed. The Company's mission is to focus on diseases and conditions that have been largely ignored due to a lack of focus from larger medical companies.

A key element to the Company's growth strategy is to acquire the rights to or develop, existing drugs and medical devices. Large pharmaceutical and device companies have increased the minimum market opportunity they require to commit marketing resources to their products. As a result, there are many products that are unsupported by such companies and are currently scheduled to be phased out or "sunsetted." Speranza believes that it can create significant value by developing or acquiring rights to a portfolio of such products, expanding its therapeutic uses and/or markets, improving or enhancing such products, and dedicating the appropriate amount of marketing and other resources to maximize the value of the Company's portfolio.

Our first product is an FDA-cleared neuromodulation medical device that is believed to work by the stimulation of the Vagus and Trigeminal nerves that cause a release of neuropeptides called endorphins. This release of endorphins dramatically reduces the symptoms of opioid withdrawal, which is considered a critical first step in a patient's road to opioid recovery. This product is currently launched and is available for sale.

The second product that we are currently preparing for FDA submission is called Soothe-OM. Soothe-OM will be an over-the-counter (OTC) product that will be used in a condition that develops in patients receiving chemotherapy and radiation treatment-related to head and neck cancers. The condition is called Oral Mucositis (OM). OM is a debilitating condition whereby patients develop soars in their mouth and before long have difficulty eating and drinking which causes patients to lose weight and the potential need to stop chemotherapy and radiation altogether, which could lead to death.

The companies sales model consists of two teams. 1) Inside sales team provides targeted emails to specific personnel that deals with care for patients with opioid use disorder (OUD). Once inside sales generate interest in the S.T. Genesis the account is then transferred to our trained sales representatives. 2) Sales representative's primary responsibility is to provide a detailed-professional sales presentation / Training / Samples and follow up to add as new accounts. This process has generated tremendous interest and brand awareness within the OUD space, and over the past 9 months has generated over 2000 emails sent with over 300 sales presentations to date.

Our market business model consists of 4 very targeted market phases. Attract - Convert - Close and Delight, Whereby Attract provides .. Emails/Social Media/Webinars-Education/Target Web Pages/Press Releases and blogs. Converts provide Forms/ Call to Action Landing Page/ Conferences and outbound sales efforts. Close provides Follow-Up/Links to video Collateral meetings/ Device Demos and Samples. Delight provides Patient Success Story/Positive Provider Experience. This process as also generated tremendous interest in the S.T. Genesis and allows us to follow the entire marketing process to a positive patient/provider experience.

The company's distribution/manufacturing model consists of the S.T. Genesis being manufactured in Chennai, India by Dyansys and distributed by an FDA-approved/Licensed US distributor called ProVen Pharma. ProVen Pharma is located in Plymouth Meeting, PA, and distributes the S.T. Genesis throughout the continental United States.

Speranza Therapeutics corporate structure consists of an executive management team including President-CEO/CFO/Medical Director and Chief Strategic Officer/ Board of Directors and field staff. The company has one subsidiary called Lotus Therapeutics. Lotus Therapeutics was added to Speranza Therapeutics during the Covid-19 pandemic to distribute FDA/EUA authorized Covid-19 Antigen/ Antibody tests from 2020 - May 2021.

It was created to separate our medical device and pharmaceutical divisions from our testing division in order to not to generate any brand confusion within their respective marketplaces. Owners of Speranza Therapeutics shares will also own shares of Lotus Therapeutics.

S.T. Genesis and Soothe-OM branded logo and product names have been submitted to the United States Patent and Trademark Office in July 2021, both are pending approval.

Speranza Therapeutics, Inc. was incorporated on September 18, 2019, as a domestic C-corporation under the laws of the state of Delaware. Its principal place of business is located in

Boca Raton, Florida.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,650,408.00

Number of Securities Sold: 512,755

Use of proceeds: Commencement of operations, legal, accounting and other working capital purposes.

Date: November 09, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

The company was formally opened in February 2020 at the beginning of the Covid 19 Pandemic. The ability to perform at the level of what was originally budgeted was significantly reduced. Since much of our selling ability is based on personal appearances and presentations much of what was expected did not materialize. For the remainder of 2020 the company had to reduce sales workforce, reduce FDA testing, and eliminate travel and visitations to treatment centers, conferences, and presentation sites which significantly reduced sales, and delayed the need for our products. The Pandemic essentially placed the customer focus away from our markets , similar to what occcured with the delays in other types of medical treatments(Cancer),forcing companies to simply try to surviive without undertaking anything that involved personal interactions.

Also, as a follow up to the 2020 Pandemic, the launching of other products were delayed since cash flow would not allow the company to invest in new product development in the manner that was planned in 2021. In 2021 the ramping up of on site selling and travel still remained very slow. Employees were not re hired, administrators were not paid, and testing and trials could not be completed. In addition the inability to get FDA testing, and other government required approvals completed were delayed by the government backlog that occurred in 2020 and 2021. Communication efforts were delayed, the ability to contact government agencies directly, and the inability to get any type of expedited resonses in order to get approvals were delayed by months. Cash burn rates were significantly increased since the company had to finance thru officers loans, and alternative financing in order to attempt to maintain the minimum activity levels until the pandemic subsided. The effect of the pandemic are still being felt by the company and activity levels are slowly getting to budgetary levels.

Historical results and cash flows:

The historical financial results are not indicative of what investors should expect for the future. Being a startup company in the middle of a pandemic as stated above has significantly curtailed performance and caused the company to miss key budgetary goals.The economic limitations of the pandemic should subside in 2022. Our 5 year plan reflects very quick break even sales in 2022 (estimated to be by the end of quarter 2),with estimated profits of $1,300,000 or 26% of sales for the year. EBITDA for the following years averages 50% of sales based on the the fact that sales of high gross margin products increase significantly while startup and other fixed costs remain stable, or are eliminated (Wells Group, Legal costs, consultants etc). These costs were incurred at startup and should not continue at previous levels, increasing profitability quickly.The addition of new products that were not possible in the last 2 years due to cash flow limitations during the pandemic will be developed and add to the profits.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $80,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Kapitus LLC

Amount Owed: $66,870.00

Interest Rate: 15.8%

Maturity Date: October 15, 2021

Creditor: Alternative Loan Funding

Amount Owed: $75,054.00

Interest Rate: 15.0%

Creditor: Saverio Rafinelli

Amount Owed: $632,078.00

Interest Rate: 0.0%

Maturity Date: December 31, 9999

Creditor: Todd Krasinsky

Amount Owed: $352,163.00

Interest Rate: 0.0%

Maturity Date: November 23, 19999

Creditor: Robert Lansing

Amount Owed: $50,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 9999

Creditor: Golden Flower XIV LLC

Amount Owed: $722,806.00

Interest Rate: 0.0%

Maturity Date: December 31, 9999

The payments on this note are tied to the gross margin on the sales of Clungene covid 19 test kits. Golden Flower is paid 2/3 of the gross margin on sales each month against this loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sal Rafanelli

Sal Rafanelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer

Dates of Service: September 18, 2019 - Present

Responsibilities: Mr. Rafanelli has overall responsibility for the business and operations of the Company. All management reports to Mr. Rafanelli. Currently Mr. Rafanelli has deferred a salary but is receiving equity compensation.

Position: President

Dates of Service: February 01, 2020 - Present

Responsibilities: The general responsibility as the President of the company is to ensure that all employees are carrying out daily operations of the company. To make decisions and make certain that the strategic goals of the company are on track and being executed properly. Providing Leadership /Guidance and direction,

Other business experience in the past three years:

Employer: BioMatrix

Title: Board Member

Dates of Service: January 01, 2019 - Present
Responsibilities: Determine and monitor the organization's programs and services.

Name: Todd Krasinsky

Todd Krasinsky's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Strategy Officer

Dates of Service: January 02, 2020 - Present

Responsibilities: Sales and Marketing; primary responsibility for sales of the S.T. Genesis. Currently Mr. Krasinsky has deferred a salary but is receiving equity compensation.

Position: Director

Dates of Service: January 02, 2020 - Present

Responsibilities: Responsible for contributing to general business oversight and direction, and deciding the future strategy of the corporation.

Name: Joseph Bissonnette

Joseph Bissonnette 's current primary role is with Jackson Financial Consulting. Joseph Bissonnette currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: September 19, 2019 - Present

Responsibilities: To provide/account for all the financial aspects of the company. Budgets/Projections/Forecasts and Funding

Other business experience in the past three years:

Employer: local accounting business in CT - Joseph Bissonnette general accounting firm

Title: Owner of the accounting firm

Dates of Service: September 01, 1990 - January 01, 2020
Responsibilities: Corporate and Private Tax accounting and consulting.

Other business experience in the past three years:

Employer: Audibert Bissonette & co LLC

Title: retired partner (advisor)

Dates of Service: October 21, 2020 - Present
Responsibilities: Advisor to firm and clients on a part time, as needed basis

Other business experience in the past three years:

Employer: Jackson Financial Consulting

Title: owner

Dates of Service: June 30, 2021 - Present
Responsibilities: Specialty Financial consulting provided to clients with specific financial needs.

Name: Vaughn Bell, MDiv, CEI

Vaughn Bell, MDiv, CEI's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: SVP Growth Strategy

Dates of Service: August 10, 2020 - Present

Responsibilities: Oversee all Sales and Marketing for the ST Genesis Division. Compensation is $215,000 +9,000 equity

Other business experience in the past three years:

Employer: Pinnacle Treatment Centers

Title: SVP of Business Development

Dates of Service: May 10, 2019 - July 31, 2020
Responsibilities: Oversee all sales and Marketing for entire company

Other business experience in the past three years:

Employer: Landmark Recovery

Title: Chief Business Development Officer

Dates of Service: January 01, 2018 - March 01, 2019
Responsibilities: Oversee all sales, marketing and admissions for Entire company

Other business experience in the past three years:

Employer: VPB Management Consulting Services

Title: President

Dates of Service: October 01, 2016 - Present
Responsibilities: Executive Consulting in the Behavioral Health field to include sales, sales training, marketing and operations consulting, market research, start ups, sales leadership coaching, management coaching, and executive coaching. Clients have included venture capital firms, medical practices, behavioral health hospital and treatment companies, telepsychiatry, Autism and ABA facilities and other clinical practice settings. As a certified Interventionist I also offer addiction interventions and assist with treatment placement. This is Vaughn's private consulting business.

Name: Scott Kalcic

Scott Kalcic's current primary role is with 21st Century Century IT Consulting Inc.. Scott Kalcic currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer (CTO)

Dates of Service: January 01, 2020 - Present

Responsibilities: Management of Information Technology - Scott works 25 hours a week, and does not receive any compensation for this role at this time.

Other business experience in the past three years:

Employer: 21st Century Century IT Consulting Inc.

Title: CEO - Owner

Dates of Service: July 01, 2008 - Present
Responsibilities: Senior Technology Consulting

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Sal Rafanelli

Amount and nature of Beneficial ownership: 453,925

Percent of class: 40.8

Title of class: Common Stock

Stockholder Name: Todd Krasinsky

Amount and nature of Beneficial ownership: 266,075

Percent of class: 23.9

RELATED PARTY TRANSACTIONS

Name of Entity: Saverio (Sal) Rafanelli

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: To provide additional capital to the company

Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December31,2021 was $547,079.

Name of Entity: Todd Krasinsky

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Funds were loaned to the company for capital purposes, to finance company growth and expenses during startup.

Material Terms: This loan was made interest free, with no payment agreement, and no maturity date. The balance as of December31,2021 was $352,163

Name of Entity: Robert Lansing

Relationship to Company: Mr. Lansing, through The Golden Flower XIV LLC, is a principal shareholder of the Company.

Nature / amount of interest in the transaction: Robert has a $50,000 loan to the company with no terms, interest, or maturity date as of December 31,2021.

Material Terms: There is presently no interest, terms, or maturity date on this loan.

Name of Entity: Golden Flower XIV LLC.

Names of 20% owners:

Relationship to Company: Robert is an Investor in the company.

Nature / amount of interest in the transaction: Golden Flower loaned the company funds to invest in the Clungene test kit product line in 2020. The Loan is paid out of the gross profit on the sales of the test kits. The original amount of the loan was $1,000,000. The balance of the loan at December 31,2021 was $722,806.

Material Terms: There are no steady payment terms with this loan. The loan is paid out of the gross profit generated by sales of Clungene test kits. There is no stated interest on this loan.

OUR SECURITIES

Common Stock

The amount of security authorized is 7,500,000 with a total of 1,112,755 outstanding.

Voting Rights

Each share of common stock has the right to one vote. Please see Material Rights for details.

Material Rights

The Company currently has 105,000 outstanding options of Common Stock that are not considered in its pre-money valuation.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Speranza Therapeutics, Inc.

By /s/ *Sal Rafanelli*

      Name: <u>Speranza Therapeutics, Inc.</u>

      Title: President and CEO

Exhibit A

FINANCIAL STATEMENTS

SPERANZA THERAPEUTICS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Speranza Therapeutics, Inc.
Boca Raton, Florida

We have reviewed the accompanying financial statements of Speranza Therapeutics, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 19, 2022
Los Angeles, California

SPERANZA THERAPEUTICS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	34,245	$	32,002
Accounts receivables, net		7,700		129,134
Inventories		958,660		1,100,225
Amount due from related party		-		38,888
Prepaids and other current assets		4,248		12,094
Total current assets		**1,004,853**		**1,312,343**
Property and equipment, net		49,896		89,273
Intantible assets		149,309		130,476
Total assets	**$**	**1,204,058**	**$**	**1,532,092**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	188,163	$	101,422
Promissory Note		950,528		-
Shareholder Loan		727,474		742,331
Forward financing		141,923		-
Credit Card		97,054		26,224
Other Current Liabilities		11,827		-
Total current liabilities		**2,116,970**		**869,977**
Total liabilities		**2,116,970**		**869,977**
STOCKHOLDERS EQUITY				
Common Stock		111		106
Additional Paid In Capital		2,650,963		2,256,385
Retained earnings/(Accumulated Deficit)		(3,563,987)		(1,594,376)
Total stockholders' equity		**(912,912)**		**662,114**
Total liabilities and stockholders' equity	**$**	**1,204,058**	**$**	**1,532,092**

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net revenue	$	126,310	$	789,775
Cost of goods sold		187,705		518,475
Gross profit		(61,395)		271,300
Operating expenses				
General and administrative		1,640,927		1,899,928
Sales and marketing		238,244		45,171
Total operating expenses		1,879,171		1,945,099
Operating income/(loss)		(1,940,566)		(1,673,799)
Interest expense		29,045		-
Other Loss/(Income)		-		(91,600)
Income/(Loss) before provision for income taxes		(1,969,611)		(1,582,199)
Provision/(Benefit) for income taxes		-		12,177
Net income/(Net Loss)	**$**	**(1,969,611)**	**$**	**(1,594,376)**

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	-	-	-	-	-
Issuance of Common Stock	1,055,000	$ 106	$ 2,256,263		2,256,368
Shared-based compensation			122		122
Net income/(loss)				(1,594,376)	(1,594,376)
Balance—December 31, 2020	1,055,000	**$ 106**	**$ 2,256,385**	**$ (1,594,376)**	**$ 662,114**
Issuance of Common Stock	57,755	6	394,165		394,171
Shared-based compensation			413		413
Net income/(loss)				(1,969,611)	(1,969,611)
Balance—December 31, 2021	1,112,755	**$ 111**	**$ 2,650,963**	**$ (3,563,987)**	**$ (912,912)**

See accompanying notes to financial statements.

SPERANZA THERAPEUTICS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,969,611)	$	(1,594,376)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shareholder-based compensation		413		122
Depreciation of equipment		39,376		29,193
Amortization of intangible assets		13,191		4,499
Bad debt expense		121,433		
Changes in operating assets and liabilities:				
Accounts receivable		-		(129,134)
Inventories		141,565		(1,100,225)
Amount due from related party		38,888		(38,888)
Prepaid expenses and other current assets		7,846		(12,094)
Accounts payable		86,740		101,422
Credit Cards		70,830		26,224
Other current liability		11,827		
Net cash provided/(used) by operating activities		**(1,437,500)**		**(2,713,256)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(32,024)		(118,466)
Sale of property and equipment		-		
Purchases of intangible assets		-		(134,976)
Net cash provided/(used) in investing activities		**(32,024)**		**(253,441)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Stocks		394,171		2,256,368
Borrowing on Promissory Note		950,528		
Borrowing on Forward Financing		141,923		
Borrowing (repayment) Shareholder loan		(14,857)		742,331
Net cash provided/(used) by financing activities		**1,471,766**		**2,998,699**
Change in cash		2,243		32,002
Cash—beginning of year		32,002		-
Cash—end of year	**$**	**34,245**	**$**	**32,002**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	29,045	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Speranza Therapeutics Inc. was founded on September 18, 2019, in the state of Delaware. The financial statements of Speranza Therapeutics Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boca Raton, Florida.

We distribute and clinically support innovative drugs and medical devices requiring FDA approval or clearance, targeting patients whose chronic illnesses and debilitating conditions are not being effectively addressed.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to test kits and inventory consigned to third party which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment- Computer	5 years
Software and website	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include website and software which has been amortized over the expected period to be benefitted

Income Taxes

Speranza Therapeutical Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of drugs and medical devices to customers.

Cost of sales

Costs of goods sold include the cost of drugs and medical devices.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $238,244 and $45,171, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2021		2020
Finished goods consigned	$	56,932	$	109,700
Test kits		901,728		990,525
Total Inventories	$	**958,660**	$	**1,100,225**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,		2021		2020
Prepaid Expenses		-		5,100
Prepaid Insurance		4,248		6,994
Total Prepaids Expenses and other Current Assts	$	**4,248**	$	**12,094**

Other current liabilities consist of the following items:

As of December 31,		2021		2020
Payroll liabilities	$	11,827	$	-
Other Current Liabilities	$	**11,827**	$	**-**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consist of:

As of Year Ended December 31,		2021		2020
Equipment- Computer	$	8,447	$	8,447
Software and website		110,018		110,018
Property and Equipment, at Cost		**118,466**		**118,466**
Accumulated depreciation		(68,569)		(29,193)
Property and Equipment, Net	$	**49,896**	$	**89,273**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2021, and 2020 was in the amount of $39,376 and $29,193, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consists of:

As of Year Ended December 31,		2021		2020
Patent Costs		19,976		19,976
Licensing agreement		115,000		115,000
Loan fee		32,024		-
Intangible assets, at cost		**166,999**	$	**134,976**
Accumulated amortization		(17,691)		(4,499)
Intangible assets, Net	$	**149,309**	$	**130,476**

Amortization expenses for patents and software for the fiscal year ended December 31, 2021, and 2020 were in the amount of $13,191 and $4,499, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2021	$	(13,191)
2022		(13,191)
2023		(13,191)
2024		(13,191)
Thereafter		(96,543)
Total	$	**(149,309)**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with a par value of $ 0,0001. As of December 31, 2021, and December 31, 2020, 1,122,755 shares and 1,055,000 shares have been issued and are outstanding, respectively.

8.   SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 110,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	36,330	$ 0.02	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2020	36,330	$ -	9.28
Exercisable Options at December 31, 2020	36,330	$ -	9.28
Granted	5,000	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	41,330	$ -	8.28
Exercisable Options at December 31, 2021	41,330	$ -	8.28

Stock option expenses for the years ended December 31, 2021, and December 31, 2020 were $413 and $122, respectively.

9. DEBT

Promissory Notes & Loans

During 2021, the Company entered into promissory notes with the officer and shareholders. The details of the promissory notes and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Secured Promissory Note -Robert Lansing	$ 51,286	6.00%	3/12/2021	on demand	$ 3,077	$ 3,077	$ 51,286	$ -	$ 51,286
Secured Promissory Note-Sal Rafanelli	$ 231,650	6.00%	2/12/2021	on demand	$ 13,899	$ 13,899	$ 231,650	$ -	$ 231,650
Secured Promissory Note-Sal Rafanelli	$ 315,429	6.00%	3/12/2021	on demand	$ 18,926	$ 18,926	$ 315,429	$ -	$ 315,429
Secured Promissory Note- Todd Krasinsky	$ 352,164	6.00%	2/12/2021	on demand	$ 21,130	$ 21,130	$ 352,164	$ -	$ 352,164
Total					$ 57,032	$ 57,032	$ 950,528	$ -	$ 950,528

Since there is no maturity date set and thus the notes may be called at any time (on demand of lender), the promissory notes were classified as a liability.

Owner Loans

During 2020, the Company borrowed money from the owner, Robert Lansing. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Robert Lansing	$ 742,331	0.00%	Fiscal Year 2020	Date not defined	727,474	-	727,474	742,331	-	742,331
Total					$ 727,474	$ -	$ 727,474	$ 742,331	$ -	$ 742,331

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. The funds invested by Robert Lansing used for financing of 2/3 of the inventory. Repayments are based on the gross profit the company received from the sale.

Forward Financing

During fiscal year 2021, the Company entered into a Merchant cash advance agreement with Alternative Funding Group Corp in the amount of $80,000. It bears a specified percentage of 15.8% and a closing fee of $2,000. The lender provides the Company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $66,869, and the entire amount is classified as the current portion.

During fiscal year 2021, the Company entered into a forward purchase agreement with Kapitus LLC in the amount of $80,000. It bears an ACH program fee of 3% and origination fee of 3%. The lender provides the company with the advance amount in exchange for the sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $75,053, and the entire amount is classified as the current portion.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (531,795)	$ (357,965)
Valuation Allowance	531,795	357,965
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (889,760)	$ (357,965)
Valuation Allowance	889,760	357,965
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,295,407, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,295,407. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

The Company covered all expenses incurred by wholly owned subsidiary, Lotus Therapeutics. As of December 31, 2021, the total amount covered by the Company was $17,099 and it should be charged off in the following period.

During 2020 Company borrowed $1,000,000 from the shareholder Robert Lansing for purchasing of inventory. The loan bears no interest rate. Repayments are based on the gross profit the company received from the sale. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021 and 2020, the outstanding balance is $727,474 and $742,331, respectively.

On March 12, 2021, the Company entered into a promissory note with Robert Lansing in the amount of $50,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $51,286.

On February 12, 2021, the Company entered into a promissory note with Sal Rafanelli in the amount of $100,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $231,650.

On March 12, 2021, the Company entered into a promissory note with Sal Rafanelli in the amount of $50,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $315,429.

On February 12, 2021, the Company entered into a promissory note with Todd Krasinsky in the amount of $100,000. The note bears an interest rate of 6% and the entire principal amount, including interest expenses, shall be due and payable on demand. As of December 31, 2021, the outstanding balance is $352,164.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020, through April 19, 2022, which is the date the financial statements were available to be issued.

In March 2022 the Company started its campaign on a crowdfunding platform, StartEngine, through the issuance of Common Stock. The maximum offering is set to $1,070,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,940,566 an operating cash flow loss of $1,437,500, and liquid assets in cash of $34,245 which less than a year's worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Sal Rafanelli, Principal Executive Officer of Speranza Therapeutics, Inc., hereby certify that the financial statements of Speranza Therapeutics, Inc. included in this Report are true and complete in all material respects.

Sal Rafanelli

President and CEO